JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

October 28, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 167

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on October 26, 2011 and supplements our response to you dated October 21, 2011 with respect to registration statement for the Class R6 Shares of JPMorgan Global Natural Resources Fund (the “Global Natural Resources Fund” or the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below in a filing made pursuant to Rule 497 of the 1933 Act except for the change referenced in Response to Comment 4 below which will be incorporated into the Fund’s next annual update.

Main Investment Strategies

1.	Comment: The prospectus provides as follows: “The natural resources sector includes companies directly or indirectly engaged in the exploration for, extraction of, development, refinement, production or marketing of natural resources and companies that provide related goods or services, as determined by the adviser.” Please revise the disclosure to reflect that these companies must be “primarily” engaged in these businesses to fall within the natural resources sectors for the 80% test.

Response: In response to the Staff’s comment, we intend to add the clarifying disclosure listed below in a filing made pursuant to Rule 497:

“The natural resources sector includes companies directly or indirectly significantly engaged in the exploration for, extraction of, development, refinement, production or marketing of natural resources and companies that ~~provide~~ are significantly engaged in providing related goods or services, as determined by the adviser. The Adviser may deem a company to be significantly engaged in a business activity or activities if: (i) at least a significant portion of a company’s assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities or (ii) a third party has given the company an industry or sector classification consistent with the designated business activity or activities.” [emphasis added]

We feel that the modified disclosure makes clear that the Fund’s assets are exposed to the economic fortunes and risks of the natural resources sector.

2.	Comment: The disclosure indicates that natural resources sector includes “companies that provide related goods or services, as determined by the adviser.” Disclose what “related goods or services” are for purposes of determining whether an investment is included in the 80% test. In addition, please disclose that there is a 50% percentage threshold for determining whether a good or service is “related.” In addition, please describe how closely related the good or service has to be to be included in the natural resources sector to address the concern that the definition of natural resources sector may be too broad and include companies that are not suggested by the Fund’s name.

Response: The disclosure will be clarified as indicated in response to Comment 1 to indicate that a company must be “significantly engaged” in the business of providing goods or services that are related to the exploration for, extraction of, development, refinement, production or marketing of natural resources. With respect to the proposed 50% test, we respectfully decline to revise the disclosure. We observe that neither Rule 35d-1 nor the adopting release to the Rule requires the Fund to adopt a bright line test to determine whether a company is in a particular sector. In this respect, it is important to note that a percentage of revenues or sales does not always reflect the extent to which the economic fortunes and risks of a company are tied to the natural resources sector. For example, a mining company in the early stages of exploration may not have revenues but may be incurring expenses, anticipating that substantially all of its future profits would come from its operations in the sector. Likewise, a company may not have 50% or more of its revenues generated from natural resource business and still be significantly exposed to, and dependent upon, the fortunes and risks of the natural resources sector. As a result, we believe that the revised disclosure provides an appropriate standard for inclusion in the 80% test without creating the unintended consequence of excluding companies that would fail a percentage test but are, in fact, exposed to the fortunes and risks of the natural resources sector.

3.	Comment: The prospectus provides as follows: “Under normal circumstances, the Fund intends to invest at least 40% of its total assets in countries other than the United States.” Please revise the disclosure to provide that the Fund will invest in “a number of countries throughout the world” since the Fund has the word “Global” in its name.

Response: In response to the Staff’s comment, we will revise the disclosure in the section entitled “Investment Process” in the above referenced 497 filing as follows:

“In managing the Fund, the adviser will seek to help manage risk in the Fund’s portfolio by investing ~~diversify the Fund’s portfolio by investing~~ in issuers in at least three different countries ~~issuers in countries~~ other than the United States.”

Statement of Additional Information

4.	Comment: Fundamental investment restriction 6 indicates that the Global Natural Resources Fund may invest in commodities “to the extent permitted by applicable law.” Please add narrative disclosure to the SAI about what is permitted by applicable law.

Response: In response to the comment, we intend to add narrative disclosure in the registration statement in connection with the annual update regarding certain currently applicable tax related restrictions under applicable law.

In connection with your review of the Fund’s Post-Effective Amendment No. 167 filed by the Trust on August 23, 2010, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 248-0472.

Sincerely,

/s/ Gregory S. Samuels
Gregory S. Samuels
Assistant Secretary

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